Exhibit 21.1

Art’s-Way Manufacturing Co., Inc. and Subsidiaries

As of November 30, 2014

Company	Jurisdiction of Formation

Art’s-Way Manufacturing International LTD Art’s-Way Scientific, Inc. Art’s-Way Vessels, Inc. Ohio Metal Working Products/Art’s Way, Inc. Universal Harvester by Art’s-Way, Inc.	Canada Iowa Iowa Ohio Iowa

All Art’s-Way Manufacturing Co., Inc. subsidiaries are wholly-owned.